

August 28, 2020

Nassef Sawiris
Chief Executive Officer
Avanti Acquisition Corp.
PO Box 1093, Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands

> **Re: Avanti Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 4, 2020**
> **CIK No. 0001819608**

Dear Mr. Sawiris:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Dilution, page 78

1. The number of shares shown in the tabular presentation as "Ordinary shares forfeited if over-allotment is not exercised" should be shown as a deduction from the total number of shares included in the denominator. Please revise.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Seligson